FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT

AND SECTION 151 OF THE SECURITIES RULES

ITEM 1.

REPORTING ISSUER

MAG SILVER CORP.

328 – 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change: February 19, 2007

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated February 19, 2007

ITEM 4.

SUMMARY OF MATERIAL CHANGE

MAG Silver Corp (TSXV: MAG) announces drill assay results from the first 9 holes (3,975 metres) drilled on the Cinco de Mayo Carbonate Replacement Property in Chihuahua State, Mexico.

ITEM 5.

Full Description of Material Change

See the news release dated February 19, 2007

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)   N/A

ITEM 7.

OMITTED INFORMATION  N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Dan MacInnis, President & CEO Phone: (604) 630-1399

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 20th day of February, 2007.

MAG Silver Corp.

“Daniel McInnis”

Daniel MacInnis, President & CEO

MAG Silver Corp.

MATERIAL CHANGE REPORT

328 – 550 Burrard Street, Vancouver BC, V6C 2B5